Exhibit (p)

STONE RIDGE LONGEVITY RISK PREMIUM FIXED INCOME MASTER TRUST 2045

SUBSCRIPTION AGREEMENT

FOR SEED CAPITAL

This Subscription Agreement for Seed Capital (the “Agreement”) is made as of the          day of March, 2020 between Stone Ridge Asset Management LLC, a Delaware limited liability company (“Stone Ridge”), and Stone Ridge Longevity Risk Premium Fixed Income Master Trust 2045 (the “Trust”), a Delaware statutory trust, on behalf of its series, Stone Ridge Longevity Risk Premium Fixed Income Master Fund 2045 (the “Fund”).

WHEREAS, the Fund wishes to sell to Stone Ridge, and Stone Ridge wishes to purchase from the Fund, 1 common share of beneficial interest, $0.01 par value per share, of the Fund, at a purchase price of $10.00 per share, and 1 preferred share of beneficial interest, $0.001 par value per share, of the Fund, at a purchase price of $10.00 per share (collectively, the “Shares”); and

WHEREAS, Stone Ridge is purchasing the Shares for the purpose of providing the initial capitalization of the Fund;

NOW, THEREFORE, the parties hereto agree as follows:

1.

Simultaneously with the execution of this Agreement, Stone Ridge shall tender to the Fund the amount of $20.00 in full payment for the Shares, receipt of which is hereby acknowledged by the Trust on behalf of the Fund; and

2.	Stone Ridge agrees that it is purchasing the Shares for investment purposes and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

STONE RIDGE ASSET MANAGEMENT LLC

By:
Name:	Ross Stevens
Title:	President

ON BEHALF OF STONE RIDGE LONGEVITY RISK PREMIUM FIXED INCOME MASTER TRUST 2045, SOLELY ON BEHALF OF STONE RIDGE LONGEVITY RISK PREMIUM FIXED INCOME MASTER FUND 2045

By:
Name:	Lauren Macioce
Title:	Secretary